KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11 —  STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended September 30,
	2008	2007

Weighted average number of limited partners’ units on which limited partners’ net income per unit is based:
Basic	258.8	239.0
Add: Incremental units under contracts to issue units depending on
the market price of the units at a future date	—	—
Assuming dilution	258.8	239.0
Calculation of Limited Partners’ interest in Net Income:
Income from Continuing Operations	$329.8	$205.2
Less: General Partner’s interest in Income from Continuing
Operations	(205.6)	(155.7)
Limited Partners’ interest in Income from Continuing Operations	124.2	49.5
Add:Limited Partners’ interest in Income from Discontinued
Operations	—	8.5
Limited Partners’ interest in Net Income	$124.2	$58.0

Basic and Diluted Limited Partners’ Net Income per unit:
Income from Continuing Operations	$0.48	$0.21
Income from Discontinued Operations	$—	$0.03
Net Income	$0.48	$0.24

	Nine Months Ended September 30,
	2008	2007
Weighted average number of limited partners’ units on which limited partners’ net income per unit is based:
Basic	255.5	235.0
Add: Incremental units under contracts to issue units depending on
the market price of the units at a future date	—	0.1
Assuming dilution	255.5	235.1
Calculation of Limited Partners’ interest in Net Income (Loss):
Income from Continuing Operations	$1,037.4	$275.9
Less:General Partner’s interest in Income from Continuing
Operations	(588.9)	(439.9)
Limited Partners’ interest in Income (Loss) from Continuing
Operations	448.5	(164.0)
Add: Limited Partners’ interest in Income from Discontinued
Operations	1.3	20.9
Limited Partners’ interest in Net Income (Loss)	$449.8	$(143.1)

Basic and Diluted Limited Partners’ Net Income (Loss) per unit:
Income (Loss) from Continuing Operations	$1.76	$(0.70)
Income from Discontinued Operations	$—	$0.09
Net Income (Loss)	$1.76	$(0.61)